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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 14 Commercial and 11 Executive Jets in 1Q18

São José dos Campos, Brazil, April 16, 2018 – During the first quarter of 2018 (1Q18), Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 14 jets to the commercial aviation market across the U.S., Europe and Asia Pacific. In the business aviation market, 11 aircraft were delivered in the same period, being eight light jets and three large jets.

See the details below:

Deliveries by Segment	1Q18

Commercial Aviation	14
EMBRAER 175 (E175)	11
EMBRAER 190 (E190)	3

Executive Aviation	11
Phenom 100	3
Phenom 300	5
Light Jets	8
Legacy 450	2
Legacy 500	1
Large Jets	3

TOTAL	25

With respect to the Company’s consolidated firm order backlog value in USD, Embraer will be releasing the value of its consolidated 1Q18 backlog together with the 1Q18 earnings results on April 27, 2018, as it is now part of the Financial Statements according to the new IFRS 15 requirements.

The quarter’s main highlight was the triple certification for the E190-E2, the first member of the E-Jets E2 family of commercial aircraft, from the Brazilian Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC), the FAA (Federal Aviation Administration) and EASA (European Aviation Safety Agency). It is the first time that an aircraft program with the level of complexity of the E2 receives a type certificate from three major worldwide certification authorities simultaneously.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 12 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Before the certification, Embraer announced some final flight tests results confirming the E2 as the most efficient single-aisle aircraft on the market. In fuel consumption, the E190-E2 proved to be 1.3% better than originally expected, a 17.3% improvement compared to the current- generation E190.

The E190-E2 also becomes the most environmentally friendly aircraft in its class, with the lowest levels of external noise and emissions. Flight test results also confirmed the E190-E2 to be better than its original specification in takeoff performance. The aircraft’s range from airports with hot-and-high conditions, such as Denver and Mexico City, increases by 600 nm compared to current-generation aircraft. Its range from airports with short runways, such as London City, also increases by more than 1,000 nm allowing the aircraft to reach destinations like Moscow and cities in the north of Africa.

The E190-E2 will also have the longest maintenance intervals among single-aisle aircraft with 10,000 flight hours for basic checks and no calendar limit for typical utilization. This means an additional 15 days of aircraft utilization over ten years compared to current generation E-Jets. Another key gain is with pilot transition training time. Pilots of current-generation E-Jets will need only 2.5 days of training and no full flight simulator to be qualified to fly an E2.

Embraer Defense & Security announced, at the Singapore Airshow, the signing of a Letter of Intent with aviation services company SkyTech for up to six new KC-390 multi-mission transport aircraft. The aircraft are earmarked for multiple defense projects and both companies have also agreed on a potential strategic collaboration to jointly explore new business opportunities in training and services.

During 1Q18, Embraer delivered the first new Phenom 300E business jet after receiving certification from the U.S. Federal Aviation Administration (FAA), the European Aviation Safety Agency (EASA), and the Brazilian Civil Aviation Agency (ANAC – Agência Nacional de Aviação Civil). The new light jet model was launched—and debuted—at the 2017 National Business Aviation Association’s Business Aviation Conference and Exhibition (NBAA-BACE), in October 2017.

Backlog - Commercial Aviation (March 31, 2018)
Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	191	5	190	1
E175	603	150	511	92
E190	592	44	549	43
E195	169	1	164	5
175-E2	100	100	0	100
190-E2	74	97	0	74
195-E2	106	90	0	106
Total	1.835	487	1.414	421
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 12 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 12 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	191	190	1
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	18	17	1
NAC / Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 12 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	603	511	92
Air Canada (Canada)	15	15	-
ECC Leasing (Ireland)*	1	1	-
Air Lease (USA)	8	8	-
Belavia (Belarus)	1	-	1
Alitalia (Italy)	2	2	-
American Airlines (USA)	74	64	10
CIT (USA)	4	4	-
Suzuyo (Japan)	11	9	2
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Horizon Air / Alaska	33	11	22
NAC / Jetscape (USA)	4	4	-
KLM (The Netherlands)	17	16	1
Mesa (USA)	7	7	-
LOT Polish (Poland)	12	12	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	117	117	-
Royal Jordanian (Jordan)	2	2	-
Skywest (USA)	149	112	37
TRIP (Brazil)	5	5	-
Undisclosed	15	-	15
United Airlines (USA)	65	65	-
* Aircraft delivered by ECC Leasing: one to Air Caraibes

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 12 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	592	549	43
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
NAC / Aldus (Ireland)	23	7	16
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Dniproavia (Ukraine)	5	5	-
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	14	12	2
JetBlue (USA)	88	64	24
ECC Leasing (Ireland)	1	1	-
NAC / Jetscape (USA)	9	9	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Austrália (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-
TAME (Ecuador)	3	3	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 12 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	169	164	5
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	4	2	2
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	17	3
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Jetscape (USA)	2	2	-
NAC / Aldus (Ireland)	1	1	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

	-	-	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

	-	-	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	74	-	74
Air Costa (India)	25	-	25
Aircastle (USA)	12	-	12
Aercap (Ireland)	22	-	22
ICBC (China)	10	-	10
Hainan (China)	2	-	2
Wideroe (Norway)	3	-	3

	-	-	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	106	-	106
Air Costa (India)	25	-	25
Aircastle (USA)	13	-	13
Aercap (Ireland)	28	-	28
Azul (Brazil)	30	-	30
Undisclosed	10	-	10

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 12 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer